         AGREEMENT made this 1st day of November, 2000, by and between THE BUTTONWOOD FUNDS, INC., a Maryland corporation (the "Company"), on behalf of its series BUTTONWOOD CAPITAL APPRECIATION (the "Fund"), and JANNEY MONTGOMERY SCOTT LLC, a Delaware limited liability company ("Janney").

         The Parties hereto agree that Janney, as the Distributor to the Fund, shall limit the total operating expenses of the Fund by reducing the annual distribution fee (or 12b-1 fee) which is permitted by the Funds' Distribution Plan from 0.65% of the Fund's average daily net assets to 0.40%.

         This will also confirm that Janney has voluntarily waived receipt of a 3% sales commission on purchases of the Fund's shares.

         Janney further confirms that it will not seek to reinstate such waived amounts (i) for at least one year from the date hereof and (ii) without the affirmative vote of a majority of the disinterested directors of the Company.

         The Agreement shall be renewable at the end of each one year period for an additional one year period of the written agreement of the parties hereto.

         IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the day and year first written above.


THE BUTTONWOOD FUNDS, INC.                           JANNEY MONTGOMERY SCOTT LLC

By: /s/Richardson T. Merriman                        By: /s/Rudolph Sander
    -------------------------                            -----------------
    Name:  Richardson T. Merriman                        Name:  Rudolph Sander
    Title: President                                     Title: Chairman